UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 February 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics supports Ford commercial van production in Ohio, USA, 21 February 2006

TNT Invitation to members of the press, Press Conference Q4 and Full Year Results 2005 TNT N.V., 23 February 2006

TNT N.V. - Buyback of ordinary shares, 24 February 2006

21 February 2006

TNT Logistics supports Ford commercial van production in Ohio, USA

TNT Logistics in North America, a leading provider of supply chain services to the automotive industry, has recently launched a series of logistics support locations supporting van production for Ford Motor Company utilising three facilities located in Lorain County, Ohio.

In support of the logistics processes, TNT Logistics leased more than 70,000 square metres of warehouse space in the Ohio communities of Elyria, Avon Lake and Westlake. These three sites are within close proximity to Ford's newly consolidated Ohio Assembly Plant in Avon Lake. The Ohio Assembly Plant produces the Ford Econoline van.

Before the consolidation, these commercial-use vans were assembled in Lorain after the bodies were prepared and painted in Avon Lake. The Ohio Assembly Plant now performs both steps. TNT Logistics is supporting processes to allow the material within the supply chain to arrive efficiently to the plant for production, with returnable containers returned effectively to Ford's Tier 1 suppliers.

Kerry Zielinski, director of business development for TNT Logistics North America, said TNT Logistics serves as a material sequencing supplier, providing a flow of parts to the Ohio Assembly Plant on a just-in-time schedule. The logistics provider is sequencing to live broadcast many commodities to allow Ford to maintain their high service quality utilising a smaller footprint line side for materials.

"We're pleased to have been selected by Ford Motor Company to support the Ohio Assembly Plant," said Steve Kowalkoski, vice president automotive, TNT Logistics North America. "This latest expansion with Ford signifies the faith that they have in our ability to provide high-quality, on-demand supply chain logistics services." "This is an important project for both TNT Logistics and the Ohio Assembly Plant," added Zielinski. "Using our 'Zero Defects Start-Up process (ZDS), we achieved a smooth operational launch in January 2006 and look forward to a great future with this plant."

TNT Logistics provides a variety of logistics services to Ford in many locations across the world.

About TNT Logistics

TNT Logistics North America is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.3 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TNT N.V. The TNT group web site is: www.tnt.com/group.

23 February 2006

TNT Invitation to members of the press

Press Conference Q4 and Full Year Results 2005 TNT N.V.

Ladies and Gentlemen,

TNT N.V. will publish its 2005 Q4 and Full Year Results on Monday, 27 February 2006 at 08.00 hrs (Amsterdam time). On behalf of the TNT Board of Management, I am pleased to invite you to the press conference, where Chief Executive Officer Peter Bakker and Chief Financial Officer Jan Haars will provide further details of the results.

The venue of the conference will be the Hilton Hotel, Apollolaan 138 in Amsterdam, The Netherlands.

The press conference will be simultaneously webcasted through our website www.tnt.com/group.

PROGRAMME

07.30 hrs: Registration at Hilton Hotel
08.00 hrs: Press release available
09.00 hrs: Presentation 2005 Q4 and Full Year Results by Peter Bakker, Chief Executive Officer and Jan Haars, Chief Financial Officer.
10.30 hrs: End of Press Conference

Please confirm your attendance by sending the enclosed reply form to us before Friday 12.00 hrs 24 February 2006.

Thank you for your co-operation, and we are looking forward to seeing you at the press conference.

Yours sincerely,

Pieter Schaffels
Director Media Relations

REPLY FORM

PRESS CONFERENCE Q4 AND FULL YEAR RESULTS 2005
Please confirm your attendance by sending the enclosed reply form to us before Friday 24 February 12.00 hrs 2006 by email: Cindy.Raadschelders@tnt.com or fax: +31 (0) 20 500 75 20. For further information please contact TNT Media Relations, telephone: +31 (0) 20 500 62 21.

Date: Monday 27 February 2006
Time: 9.00 a.m. (Amsterdam time, registration starts at 7.30 a.m., press release available at 8.00 a.m.)

Location: Hilton Hotel Amsterdam, Apollolaan 138, Amsterdam, the Netherlands

Below you will find a route description to the Hilton Hotel in Amsterdam

Publication:
Name:
Telephone:
E-mail:

- I will attend the TNT Press Conference in Amsterdam on 27 February 2006. *

- I will not attend the TNT Press Conference in Amsterdam on 27 February 2006. *

* Please remove if one of the above is not applicable

Route description to the Hilton Hotel in Amsterdam
Coming from The Hague / Schiphol Airport via A4 onto A10, exit Amstelveen/S108 and take the direction 'Centrum'. Turn right at traffic lights onto AMSTELVEENSEWEG. Turn right onto STADIONWEG, Follow the Hilton signs onto OLYMPIAWEG. Turn right onto Apollolaan, turn left at 3rd traffic light.

Coming from Utrecht at the Amstel interchange follow the direction 'Schiphol'. Take Exit Amstelveen/S108 and take the direction 'Centrum'. Turn right at traffic lights onto AMSTELVEENSEWEG. Turn right onto STADIONWEG, Follow the Hilton signs onto OLYMPIAWEG. Turn right onto Apollolaan, turn left at 3rd traffic light.

24 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 23, 2006, it purchased 281,000 TNT N.V. ordinary shares at an average price of euro 28.0485 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 24 February 2006